DECISION DIAGNOSTICS CORP.

A Nevada Corporation

RESOLUTIONS TO CREATE OR REPLENISH COMPANY OPTION AGREEMENTS

We the undersigned, representing all or a majority of Directors of Decision Diagnostics Corp, a Nevada corporation, having met and discussed the business herein set forth, have:

RESOLVED, that the Board approve the replenishment of the company's 2006 ESOP by adding an additional 15 million shares, and reserve said shares for future use.

FURTHER RESOLVED, that the company register these 15 million shares, as soon as is practicable, under Form S8 to be filed with the U.S. SEC a copy of the S-8 registration document attached hereto and made a part of the corporate record.

FURTHER RESOLVED, that the Secretary acquire the appropriate Opinion of Counsel and Auditor's Consent to effect the registration of the shares.

RESOLVED, that the Board approve the 2012 Executive and Key Man/Woman Option Plan, attached hereto and made a part of the corporate record.

FURTHER RESOLVED, that as a part of creating this new stock option plan that the company reserve a total of 15 million shares for future issuance as a result of option exercise, said shares reserved resulting from option exercise by company executives and key employees.

RESOLVED, that the Secretary take whatever steps are necessary, working with the company's Stock Transfer Agent, to effect these tasks.

RESOLVED, that any actions taken by the Secretary to effect any of the resolutions captioned above or actions taken by the Secretary prior to this date be adopted hereby that are within the authority conferred thereby are hereby ratified, confirmed and approved as the acts and deeds of this corporation without further consideration by the Board.

DATED this 15th day of November 2012.

Keith Berman, Director

Robert Jagunich, Director

William Lyons, Director